SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934


                For the Period January 1, 2001 to March 31, 2001

                         SPECTRUM SIGNAL PROCESSING INC.
                        --------------------------------
                 (Translation of Registrant's Name into English)

                    One Spectrum Court, 2700 Production Way,
                   Burnaby, British Columbia, V5A 4X1 Canada
         --------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F   [X]    Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes   [ ]   No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________

                         SPECTRUM SIGNAL PROCESSING INC.
                      FOR THE QUARTER ENDED MARCH 31, 2001
                          PART I. FINANCIAL INFORMATION

         The Company hereby incorporates by reference the contents of this Report on Form 6-K into its registration statement on Form F-3 (File No. 333-58115).

Item 1.  Financial Statements

   SPECTRUM SIGNAL PROCESSING INC.
   CONSOLIDATED BALANCE SHEETS
   (Expressed in thousands of United States dollars, except share amounts) Prepared in accordance with United States generally accepted accounting principles.

-------------------------------------------------------------------------------------------------------------------
                                                                                      December 31,      March 31,
   ASSETS                                                                                2000             2001
   -------------------------------------------------------------------------------------------------------------
                                                                                       (Audited)      (Unaudited)
   Current assets
     Cash and cash equivalents                                                         $   2,538       $  2,660
     Accounts receivable
                                                                                           7,598          5,171
     Inventories
                                                                                           3,140          3,161
     Prepaid expenses
                                                                                             148            114
   -------------------------------------------------------------------------------------------------------------
                                                                                          13,424         11,106

   Property and equipment                                                                  3,030          2,986

   Other assets                                                                            2,005          1,667
   -------------------------------------------------------------------------------------------------------------
                                                                                       $  18,459      $  15,759
   =============================================================================================================
   LIABILITIES AND STOCKHOLDERS' EQUITY
   -------------------------------------------------------------------------------------------------------------
   Current liabilities
     Accounts payable                                                                  $   3,808       $  3,224
     Accrued liabilities                                                                   1,924          1,411
   -------------------------------------------------------------------------------------------------------------
                                                                                           5,732          4,635
   Stockholders' equity
   Share capital
     Authorized: 50,000,000 common shares, no par value
     Issued: 12,496,340 (2000 - 12,373,168)
     Outstanding: 12,263,040 (2000 - 12,139,868)                                          21,125         21,271

   Additional paid-in capital                                                                216            216

   Warrants                                                                                  423            423

   Treasury stock, at cost, 233,300 shares (2000 - 233,300)                               (1,232)        (1,232)

   Deficit                                                                                (6,181)        (7,574)

   Accumulated other comprehensive income
     Cumulative translation adjustments                                                   (1,624)        (1,980)
   -------------------------------------------------------------------------------------------------------------
                                                                                          12,727         11,124
   -------------------------------------------------------------------------------------------------------------
                                                                                       $  18,459      $  15,759
   =============================================================================================================

   See accompanying notes to consolidated financial statements.



                                      -2-


   SPECTRUM SIGNAL PROCESSING INC.
   CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
   (Expressed in thousands of United States dollars, except per share amounts)
   Prepared in accordance with United States generally accepted accounting principles
--------------------------------------------------------------------------------------------------------------------
                                                                                     Three months ended March 31,
                                                                                         2000              2001
   --------------------------------------------------------------------------------------------------------------
                                                                                      (Unaudited)      (Unaudited)

   Sales                                                                              $   4,161         $  5,008
   Cost of sales                                                                          1,670            1,974
   --------------------------------------------------------------------------------------------------------------
                                                                                          2,491            3,034
   Expenses
     Administrative                                                                       1,256            1,206
     Sales and marketing                                                                  1,317            1,205
     Research and development                                                             1,493            1,589
     Amortization                                                                           366              424
   --------------------------------------------------------------------------------------------------------------
                                                                                          4,432             4,424
   --------------------------------------------------------------------------------------------------------------
   Loss from operations                                                                  (1,941)          (1,390)

   Other

     Interest expense and bank charges                                                      (1)             (22)
     Other income                                                                            8               25
   --------------------------------------------------------------------------------------------------------------
                                                                                             7                3

   Loss before income taxes                                                             (1,934)          (1,387)

   Income tax expense (recovery)
     Current                                                                              (179)                6
     Deferred                                                                                 -                -
   --------------------------------------------------------------------------------------------------------------
                                                                                          (179)                6
   --------------------------------------------------------------------------------------------------------------
   Net loss                                                                             (1,755)          (1,393)

   Deficit, beginning of period                                                         (2,513)          (6,181)
   --------------------------------------------------------------------------------------------------------------
   Deficit, end of period                                                          $    (4,268)      $   (7,574)
   ==============================================================================================================

   Loss per share
     Basic and diluted                                                             $     (0.17)      $    (0.11)

   EBITDA                                                                               (1,371)           (966)

   EBITDA per share
     Basic and diluted                                                             $     (0.13)      $     (0.08)

   Weighted average shares (in thousands)
     Basic and diluted                                                                  10,197            12,228
   ==============================================================================================================

   See accompanying notes to consolidated financial statements.

   SPECTRUM SIGNAL PROCESSING INC.
   CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
   (Expressed in thousands of United States dollars, except per share amounts) Prepared in accordance with United States generally accepted accounting principles

------------------------------------------------------------------------------------------------------------------------
                                                                                     Three months ended March 31,
                                                                                        2000              2001
   --------------------------------------------------------------------------------------------------------------
                                                                                     (unaudited)      (unaudited)
   Net loss                                                                             (1,755)           (1,393)

   Other comprehensive loss
     Foreign currency translation                                                          (60)            (356)
   --------------------------------------------------------------------------------------------------------------
   Comprehensive loss                                                              $    (1,815)       $   (1,749)
   ==============================================================================================================

   See accompanying notes to consolidated financial statements.

SPECTRUM SIGNAL PROCESSING INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of United States dollars, except per share amounts) Prepared in accordance with United States generally accepted accounting principles

---------------------------------------------------------------------------------------------------------------------
                                                                                       Three months ended March 31,
                                                                                            2000           2001
---------------------------------------------------------------------------------------------------------------------
                                                                                         (Unaudited)    (Unaudited)
 Cash flows from operating activities
     Net loss from operations                                                            $  (1,755)    $   (1,393)
     Adjustments to reconcile net loss to net cash
       provided by operating activities
         Amortization                                                                           570           424

         Deferred income taxes                                                                    3             -

         Changes in operating assets and liabilities
              Accounts receivable                                                             2,940         2,093

              Inventories                                                                    (1,149)         (182)

              Prepaid expenses                                                                 (110)           27

              Accounts payable                                                                 (619)        (402)

              Accrued liabilities                                                               164         (426)
------------------------------------------------------------------------------------------------------------------
 Net cash provided by operating activities                                                       44           141
------------------------------------------------------------------------------------------------------------------

 Cash flows from investing activities
     Purchase of property and equipment                                                        (322)         (289)
------------------------------------------------------------------------------------------------------------------
 Net cash used for investing activities                                                        (322)         (289)
------------------------------------------------------------------------------------------------------------------
 Cash flows from financing activities
     Issue of shares from share options                                                         388           146
------------------------------------------------------------------------------------------------------------------
 Net cash provided by financing activities                                                      388           146
------------------------------------------------------------------------------------------------------------------
 Effect of foreign currency exchange rates on cash and cash
  equivalents                                                                                   (5)           124
------------------------------------------------------------------------------------------------------------------

 Net increase in cash and cash equivalents during the period                                    105           122


 Cash and cash equivalents, beginning of period                                               1,422         2,538
------------------------------------------------------------------------------------------------------------------
 Cash and cash equivalents, end of period                                                 $   1,527      $  2,660
==================================================================================================================

See accompanying notes to consolidated financial statements.
See supplementary information Note 2

SPECTRUM SIGNAL PROCESSING INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the three months ended March 31, 2001
(Expressed in thousands of United States dollars, except per share amounts) Prepared in accordance with United States generally accepted accounting principles.
--------------------------------------------------------------------------------

1.       Basis of preparation

     The accompanying financial information does not include all disclosures required under generally accepted accounting principles for annual financial statements. The accompanying financial information reflects all adjustments, consisting primarily of normal recurring adjustments, which are, in the opinion of management, necessary for a fair presentation of results for the interim periods. The consolidated financial statements should be read in conjunction with the consolidated financial statements and notes thereto included in the Company's fiscal 2000 Annual Report.

2.       Significant accounting policies

     The financial statements have been prepared in accordance with accounting principles generally accepted in the United States using the same accounting policies and methods of application as those disclosed in note 1 to the Company's financial statements for the year ended December 31, 2000, except for the valuation of derivatives. The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and for Hedging Activities," in the first quarter of fiscal 2001. SFAS No. 133, as amended, requires the Company to recognize derivatives on the balance sheet at fair value. The gains or losses resulting from changes in the fair value of derivative instruments will either be recognized in current earnings or in other comprehensive income, depending on the use of the derivative and whether the hedging instrument is effective or ineffective when hedging changes in fair value. For a derivative not designated as a hedging instrument, the gain or loss is recognized in earnings in the period of change of value. The adoption of SFAS No. 133, as amended, by the Company during the first quarter of fiscal 2001 did not have a material impact on its consolidated financial position, results of operations, or cash flows.

3.       Supplementary information

                                                 Three Months ended March 31,
                                                     2000            2001
                                                 ----------- ---------------

     Cash received for interest                       $ 5            $ 22
     Cash paid for:
       Interest                                         1               1
        Income taxes                                   68              22

Item 2.  Management's Discussion and Analysis

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

         The following discussion and analysis should be read in conjunction with the Company's financial statements and the notes thereto included elsewhere in this Quarterly Report.

General

         The Company was incorporated in 1987 under the laws of British Columbia. The Company provides high performance signal processing hardware and software systems for the wireless and Voice over Packet communications infrastructure markets. The Company's proprietary hardware and software systems can process massive amounts of voice and data signals simultaneously and are designed for use in communications gateways, cellular base stations, satellite ground stations and government wireless systems.

         The Company devotes significant resources toward research and product development activities. The Company sometimes enters into agreements with its Original Equipment Manufacturer, or OEM, customers and others under which the Company receives fees in connection with the development of products in anticipation of production, and uses these development contract fees to fund the related product development. Development contract fees are recognized as revenue upon the achievement of predetermined development milestones, which also typically coincide with invoicing and payments. Costs associated with development contract fees generally are included in research and development expenses. The timing and amount of development contract fees and the relative mix between products sold has affected and will continue to affect period-to-period comparisons of gross profit and income from operations.

The Company publishes its financial statements in United States dollars and prepares all such statements in accordance with United States generally accepted accounting principles.

Results of Operations

                                                                               Three months ended March 31,
                                                                                  2000              2001
-----------------------------------------------------------------------------------------------------------
Sales                                                                           100.0%              100.0%
Cost of sales                                                                    40.1%               39.4%
-----------------------------------------------------------------------------------------------------------
Gross profit                                                                     59.9%               60.6%

Expenses
   Administrative                                                                30.2%               24.1%
   Sales and marketing                                                           31.6%               24.1%
   Research and development                                                      35.9%               31.7%
   Amortization                                                                   8.8%                8.5%
-----------------------------------------------------------------------------------------------------------
                                                                                106.5%               88.4%
-----------------------------------------------------------------------------------------------------------

Earnings (loss) from operations                                                 -46.6%              -27.8%

Other
   Interest income (expense) and bank charges                                     0.0%               -0.4%
   Other income (expense)                                                         0.1%                0.5%
-----------------------------------------------------------------------------------------------------------

Earnings (loss) before income taxes                                             -46.5%              -27.7%

Income tax expense (recovery)                                                    -4.3%                0.1%
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------
Net earnings (loss) for the period                                              -42.2%              -27.8%
-----------------------------------------------------------------------------------------------------------


Three months ended March 31, 2001 compared to the three months ended March 31, 2000

         Sales. Sales for the quarter ended March 31, 2001 were $5,008,000, an increase of $847,000, or 20.4%, relative to sales in the quarter ended March 31, 2000. Included in 2001 first quarter revenues were sales of the Company's internally developed Texas Instruments-based products of $3,242,000, or 64.7% of sales for the quarter, compared to $1,845,000, or 44.3% of sales for the first quarter of 2000. Also included in sales for the first quarter of 2001 were revenues from the Company's Analog Devices-based products of $1,043,000, or 20.8% of sales, compared to $1,314,000, or 31.6% of sales for the first quarter of 2000. Included in first quarter sales were development contract fees of $173,000, or 3.5% of sales for the quarter, compared to development contract fees of $48,000, or 1.2% of sales for the first quarter of 2000. The increase in the Company's sales for the first quarter of 2001 compared to sales for the first quarter of 2000 was attributable primarily to ordinary course fluctuations in the timing and value of orders. Texas Instruments-based sales are increasing as a percentage of overall sales in conjunction with the Company's strategic focus on communication's markets and wireless applications.

         Gross Profit. Gross profit increased to $3,034,000 for the first quarter of 2001 from $2,491,000 for the first quarter of 2000, an increase of 21.8%. Gross margin (profit as a percentage of sales) increased slightly to 60.6% for the first quarter of 2001 from 59.9% for the first quarter of 2000. The slight increase in gross margin was due primarily to an increase in development contract fees, which typically have higher margins. The Company's historical gross margin has also varied by quarter due to volume-related efficiencies, changes in product and customer mix, amortization of deferred software and related development costs, and provisions for manufacturing scrap and obsolescence.

         Administrative, Sales and Marketing. Administrative, sales and marketing expenses or AS&M expenses, consist primarily of salaries, sales commissions and benefits related to the Company's sales, marketing and administrative personnel and independent sales representatives. AS&M expenses for the first quarter of 2001 were $2,411,000, or 48.2% of sales for the period, compared to $2,573,000, or 61.8% of sales for the first quarter of 2000. AS&M expenses were lower for the first quarter of 2001 due to reduced third party sales commissions and discretionary spending relating to marketing communications. As a percentage of sales, AS&M expenses decreased substantially in the first quarter of 2001 due to higher sales for the quarter combined with a decrease in AS&M expenses.

         Amortization. Amortization consists of the depreciation of the Company's fixed assets and amortization of goodwill and other intangibles. Amortization expense for the first quarter of 2001 was $424,000, an increase of $58,000, or 15.8% over the first quarter of 2000. The increase in amortization expense reflects the Company's accelerated amortization of goodwill and other intangibles acquired pursuant to the Company's acquisition of the net assets of Alex Computer Systems in the first quarter of 1998.

         Research and Development. Research and development expenses consist primarily of salaries, related personnel benefits, engineering service costs relating to development contract fees and direct overhead costs. R&D expenses were $1,589,000 for the first quarter of 2001, or 31.7% of sales for the quarter, compared to $1,493,000, or 35.9% of sales for the first quarter of 2000. The expenses in the first quarter of 2001 consisted primarily of costs associated with new product developments undertaken by the Company. The increase in R&D expenditures results primarily from the hiring of additional R&D personnel.

         Income Taxes. The Company's income tax expense for the first quarter of 2001 was $6,000 compared to an income tax recovery of $179,000 for the first quarter of 2000.

         Net Loss. The Company had a net loss for the first quarter of 2001 of $1,393,000, compared to a net loss of $1,755,000 for the first quarter of 2000. The Company's loss per share (basic) for the first quarter of 2001 was $0.11, compared to a loss per share (basic) of $0.17 for the first quarter of 2000.


Financial Condition

         The Company historically has met its operating and capital requirements from cash flow from operations, from borrowings under its line of credit facility and from funds generated by sale of its equity securities.

         The Company has a credit facility with a Canadian Chartered Bank consisting of a Cdn$5,000,000 (approximately $3,170,000) operating line of credit. The Company's US dollar borrowing capacity under its Canadian dollar-denominated line of credit will vary period to period based on exchange rate fluctuations. Borrowings under the line of credit bear interest at the Bank's US base rate plus 1/2%, unless the borrowings are denominated in Canadian dollars, in which case the rate of interest is the bank's prime rate plus 1/2%. Borrowings are due on demand and interest is due monthly. Borrowings may not exceed certain percentages of a specified borrowing base consisting of domestic and foreign accounts receivable. The agreement relating to the line of credit requires the Company to maintain certain financial ratios, including a current ratio of 1.50 to 1.00 and a debt to tangible net worth ratio of 1.25 to 1.00. The Company believes it is in compliance with the terms of the line of credit. Borrowings under the line of credit are secured by substantially all of the Company's current assets. The Company's net borrowings under the line of credit as of March 31, 2001 were negligible. The Company had no significant long-term debt at March 31, 2001.

         At March 31, 2001 and December 31, 2000, the Company's net cash surplus was $2,660,000 and $2,538,000, respectively. Net cash provided by operating, financing and investing activities was $122,000 and $105,000 in the three months ended March 31, 2001 and March 31, 2000 respectively.

         The Company's net accounts receivable balance, at March 31, 2001 and December 31, 2000 was $5,171,000 and $7,598,000, respectively. The decrease in accounts receivable was attributable to a decrease in non-trade receivables, including amounts due from Technology Partnerships Canada described below, as well as reduced trade receivables due to reduced sales in the three months ended March 31, 2001 compared to the three months ended December 31, 2000. The Company's standard collection terms are net 30 days, subject to adjustment for certain customers.

         The Company made capital expenditures of $289,000 during the three months ended March 31, 2001 relating primarily to the purchase of computer equipment, furniture and fixtures, and leasehold improvements.

         Other than with respect to operating leases and the agreement with Technology Partnerships Canada, the Company does not have significant future expenditure commitments at March 31, 2001.

         In March 1999, the Company entered into an agreement with Technology Partnerships Canada, an agency of the Canadian government, providing for an investment in the Company to finance approximately one-third of the Company's research and development costs to develop a new product line targeted to the telecommunications market. The agreement provides for a maximum commitment by TPC of $4,000,000 (Cdn$6,300,000) through 2002. The Company plans to use the funds to accelerate development of next-generation hardware and software systems that can be deployed in high-end commercial applications, such as telecommunications servers and wireless base stations. The investment is structured as a contingently repayable investment, with repayment beginning no earlier than 2001, if new products are developed and offered for sale by the Company, by way of a 2.5% royalty on the new products being financed by the investment. If the Company has not paid at least $7,200,000 (Cdn$11,400,000) in royalties to TPC by December 31, 2006, royalties shall continue to be due at a rate of 2.5% until an aggregate of $7,200,000 (Cdn$11,400,000) in royalties has been paid. The investment is also repayable immediately upon the occurrence of certain events of default, which include bankruptcy events. Otherwise, the Company is not required to repay the investment except by way of royalties, if any, on the products financed by the investment. TPC did not receive an equity participation in the Company as part of its investment.

         The Company believes that cash generated from operations and borrowings available under its line of credit facility, as well as funds received from TPC, will be sufficient to meet its working capital and capital expenditure requirements for at least the next twelve months. However, the Company may in the future require additional equity or debt financing to meet its working capital, property and equipment and acquisition requirements. There can be no assurance that additional financing will not be required sooner, or, if required, that it will be available on a timely basis or on terms satisfactory to the Company.

Inflation, Foreign Currency Fluctuations and Hedging

The Company believes that inflation and other changes in prices have not had a material effect on the Company. The Company intends to continue to sell the majority of its products in US dollars while incurring costs in varying proportions in Canadian dollars, US dollars and other currencies. Thus, the Company's operations are susceptible to fluctuations in currency exchange rates. In addition, if the Canadian dollar rises relative to the US dollar, the Company's reported operating expenses and net income may be materially and adversely affected. Since 1995, the Company has, from time to time, entered into currency derivative contracts to attempt to reduce a portion of its exposure to foreign exchange rate fluctuations. These contracts typically do not have terms exceeding one year when entered into. The market price of these contracts generally approaches the spot exchange rates as the contracts approach the expiration of their term. The maximum amount the Company has hedged under these contracts at any one time is Cdn$8,000,000. While the Company does attempt to mitigate some of the risks of exchange rate fluctuations between the US dollar and the Canadian dollar by denominating many of its payment obligations in US dollars and, to a lesser extent, through its use of exchange-traded or over-the-counter contracts, there can be no assurance that these strategies will substantially reduce the potential adverse effect of exchange rate fluctuations on the Company's business, financial condition or results of operations.

PART II.  OTHER INFORMATION

Item 1.           Legal Proceedings

None


Item 2.  Changes in Securities

None


Item 3.  Defaults upon Senior Securities

Not Applicable


Item 4.  Submission of Matters to a Vote of Security Holders

Not Applicable


Item 5.  Other Information

Not Applicable

Item 6.  Exhibits and Reports

None.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                         Spectrum Signal Processing Inc.

   Date:   July 17, 2001        By:   /s/ Martin C. McConnell
                                      -----------------------------------
                                      Name:  Martin C. McConnell
                                      Title: Vice President of Finance, Chief
                                             Financial Officer and Secretary

                                      II-2